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                                 EXHIBIT 99.35




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                              [BORDEN LETTERHEAD]





                                                     October 27, 1994



Mr. Paul Kazarian
Managing Partner
Japonica Partners
30 Kennedy Plaza
Providence, RI  02903

Dear Mr. Kazarian:

       The Borden Board has reviewed your letter of October 18, 1994.

       Your continued attempts to interfere with the management of Borden are not helpful to the Company or its shareholders. As we have informed you for many months, we will entertain any proposal you wish to make. You have refused to accept our offer to make information available to you and you have refused to inform us of any proposal or your ability to consummate a proposal.

       Your refusal to pursue this matter in the customary manner causes us to question the nature of your intentions and your financial ability to provide Borden shareholders with more value than the pending transaction with KKR.

                                            Sincerely,



                                            /s/ Frank J. Tasco
                                            ---------------------------
                                            Chairman




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